FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of …	November	………………………………………………… ,	2014

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	November 13, 2014	By……/s/……. Shinichi Aoyama….….…..
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the third quarter ended September 30, 2014

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the third quarter ended

September 30, 2014

CANON INC.

Tokyo, Japan

CONTENTS

			Page
I	Corporate Information

	(1)	Consolidated Financial Summary	2

	(2)	Description of Business	2

II	The Business

	(1)	Risk Factors	3

	(2)	Significant Business Contracts Entered into in the Third Quarter of Fiscal 2014	3

	(3)	Operating Results	3

III	Company Information

	(1)	Shares	7

	(2)	Directors and Executive Officers	9

IV	Financial Statements

	(1)	Consolidated Financial Statements	10

	(2)	Other Information	42

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I. Corporate Information

(1)    Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Nine months ended September 30, 2014	Nine months ended September 30, 2013	Three months ended September 30, 2014	Three months ended September 30, 2013	Year ended December 31, 2013

Net sales	2,667,316	2,696,682	872,208	913,149	3,731,380

Income before income taxes	276,330	247,179	80,164	88,056	347,604

Net income attributable to Canon Inc.	186,707	166,231	58,249	58,822	230,483

Comprehensive income	230,984	324,644	135,998	71,476	532,429

Canon Inc. stockholders’ equity	-	-	2,888,720	2,709,442	2,910,262

Total equity	-	-	3,047,703	2,868,576	3,066,777

Total assets	-	-	4,172,718	4,045,159	4,242,710

Net income attributable to Canon Inc.

stockholders per share:

Basic (yen)	167.10	144.40	52.67	51.20	200.78

Diluted (yen)	167.10	144.39	52.67	51.20	200.78

Canon Inc. stockholders’ equity to total assets (%)	-	-	69.2	67.0	68.6

Cash flows from operating activities	398,550	343,326	-	-	507,642

Cash flows from investing activities	(231,390)	(207,609)	-	-	(250,212)

Cash flows from financing activities	(250,701)	(212,067)	-	-	(222,181)

Cash and cash equivalents at end of period	-	-	707,326	640,521	788,909

Notes:
1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

(2) Description	of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S.GAAP.

Canon (consisting of the Company, 261 consolidated subsidiaries and 9 affiliates accounted for using the equity method, collectively, the “Group”) is engaged in the development, manufacture, sale and service primarily in the fields of office, imaging system, industry and others. No material change in Canon’s business has occurred during the nine months ended September 30, 2014.

No additions or removals of significant group entities have occurred during the nine months ended September 30, 2014.

II.    The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken houkokusho) of the previous fiscal year.

(2)	Significant Business Contracts Entered into in the Third Quarter of Fiscal 2014

No material contracts were entered into during the three months ended September 30, 2014.

(3)	Operating Results

Looking back at the global economy in the third quarter of 2014, the U.S. economy, buoyed by strong consumer spending, recovered steadily. In Europe, the economy remained sluggish, with deteriorating conditions in Russia potentially having a negative effect on the recovery in neighboring euro area countries. The pace of economic expansion in China was modest while other emerging countries in Southeast Asia and South America faced slowdowns in market growth due to economic stagnation. As for Japan, with the economy yet to recover from the decline following the rush in demand leading up to the hike in the country’s consumption tax, growth fell short of the rate recorded in the same period of the previous year. As global growth projections get revised downward with each passing quarter, the outlook for the global economy grows increasingly uncertain.

Looking at the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) and laser printers maintained steady growth. Demand for interchangeable-lens digital cameras remained sluggish due to the delayed economic recovery in Europe and the still depressed demand in Japan following the rush in demand prior to the consumption tax increase, while in China demand showed hearty signs of recovery. As for digital compact cameras, demand continued to shrink in both developed countries and emerging markets. Looking at the market for inkjet printers, demand decreased slightly from the previous year. In the industry and others sector, a rebound in capital investment for both image sensors and memory devices led to a pickup in demand for semiconductor lithography equipment, while demand for lithography equipment used in the production of flat panel displays (FPDs) for tablets and TV screens increased, fueling continued customer investment.

The average values of the yen during the third quarter and first nine months of the year were ¥104.22 and ¥103.01 to the U.S. dollar, respectively, year-on-year depreciations of approximately ¥5 and ¥6, and ¥137.78 and ¥139.53 to the euro, respectively, year-on-year depreciations of approximately ¥7 and ¥12.

Third-quarter results

During the third quarter, although MFDs enjoyed hearty demand and industrial equipment sales increased, the delayed recovery in demand for interchangeable-lens digital cameras and the continued shrinking of the market for digital compact cameras led to reduced net sales. As a result, third-quarter net sales decreased 4.5% year on year to ¥872.2 billion. The gross profit ratio for the third quarter rose 0.5 points year on year to 49.5% thanks to a production shift to highly profitable high-added-value products and ongoing cost-cutting activities at production sites along with the depreciation of the yen. Despite an increase in foreign-currency-denominated operating expenses due to the depreciation of the yen, Group-wide efforts to thoroughly reduce spending contributed to limiting the increase in operating expenses to just ¥359.6 billion, an increase of 0.9% year on year. As a result, third-quarter operating profit decreased by 20.7% year on year to ¥71.8 billion. Other income for the quarter increased by ¥10.9 billion due to foreign currency exchange gains while income before income taxes decreased by 9.0% to ¥80.2 billion. Net income attributable to Canon Inc. decreased by 1.0% to ¥58.2 billion.

(3)	Operating Results (continued)

Basic net income attributable to Canon Inc. stockholders per share for the third quarter was ¥52.67, an increase of ¥1.47 compared with the corresponding quarter of the previous year.

Nine-month results

During the first nine-months, although MFDs enjoyed hearty demand and industrial equipment sales increased significantly compared with those during the severe market conditions faced in the corresponding period of the previous year, the delayed recovery in demand for interchangeable-lens digital cameras and the continued shrinking of the market for digital compact cameras led to reduced net sales. As a result, net sales for the nine months ended September 30, 2014, totaled ¥2,667.3 billion, a year-on-year decline of 1.1%. The gross profit ratio for the first nine months of the year rose 1.9 points year on year to 50.5% thanks to a shift in production to highly profitable high-added-value products and improved factory utilization through optimized production along with the depreciation of the yen. Despite an increase in foreign-currency-denominated operating expenses due to the depreciation of the yen, Group-wide efforts to thoroughly reduce spending contributed to limiting the increase in operating expenses to just ¥1,081.4 billion, an increase of 1.4% year on year. As a result, operating profit for the first nine months increased by 8.7% year on year to ¥265.0 billion. Other income for the nine-month period increased by ¥7.9 billion due to foreign currency exchange gains while income before income taxes increased by 11.8% to ¥276.3 billion. Net income attributable to Canon Inc. increased by 12.3% to ¥186.7 billion.

Basic net income attributable to Canon Inc. stockholders per share for the first nine months was ¥167.10 a year-on-year increase of ¥22.70.

Looking at Canon’s performance for the first nine months by business unit, within the Office Business Unit, although sales of color office MFDs increased significantly from the year-ago period, led by healthy growth of the imageRUNNER ADVANCE C5200 series along with well-received new models, total sales volume remained at the same level as the previous year due to sluggish demand for monochrome models. As for high-speed continuous-feed printers, the Océ ColorStream 3000 series enjoyed solid sales. Among laser printers, although color multifunction models recorded sales growth, total sales volume decreased slightly from the year-ago period owing to the decrease in demand for monochrome models. As a result, in addition to the positive effects of favorable currency exchange rates, sales for the business unit totaled ¥1,513.9 billion, a year-on-year increase of 2.4%, while operating profit totaled ¥218.5 billion, increasing 7.4%.

Within the Imaging System Business Unit, although sales volume of interchangeable-lens digital cameras declined owing to the shrinking market in Japan and other regional markets due to the delayed economic recovery, the advanced-amateur-model EOS 70D realized healthy growth, enabling Canon to maintain the top share in such major markets as Europe, the U.S. and Japan. As for digital compact cameras, despite a decline in total sales volume, sales of high-added-value models featuring high image quality and high-magnification zoom capabilities recorded solid growth, enabling the maintaining of a high market share. Looking at inkjet printers, amid the market contraction due to the delay in economic recovery, sales volume decreased from the previous year while sales of consumable supplies increased from the year-ago period. As a result, sales for the first nine months of the year totaled ¥941.0 billion, decreasing 8.9% year on year, while operating profit totaled ¥136.3 billion, a decrease of 3.8% year on year.

(3)	Operating Results (continued)

In the Industry and Others Business Unit, ongoing investment by memory device manufacturers in response to the healthy growth in demand for smartphones and tablets led to increased sales of semiconductor lithography equipment for the first nine months while a recovery in investment for panels used for tablets and TV screens boosted unit sales of FPD lithography equipment. Consequently, sales for the first nine months of the year totaled ¥282.1 billion, an increase of 10.1% year on year, while operating profit recorded a loss of ¥15.1 billion owing to investment into next-generation technologies, an improvement of ¥6.4 billion from the year-ago period.

First nine-month results by major geographic area are summarized as follows:

Japan

The Japanese economy has not recovered fully from the decline following the rush in demand leading up to the hike in the country’s consumption tax. Net sales in Japan for the first nine months decreased by 3.3% from the year-ago period to ¥1,884.2 billion. On the other hand, operating profit increased by 6.5% year on year to ¥252.4 billion over the same period owing to cost savings.

Americas

Net sales for the first nine months decreased by 6.0% from the year-ago period to ¥730.5 billion owing to the delayed recovery in the interchangeable-lens digital camera market and the contraction of the digital compact camera market. Operating profit for the nine months totaled ¥15.5 billion, a decrease of 24.8% year on year.

Europe

Amid the increasing economic uncertainty, laser printer sales remained sluggish and the recovery in demand for interchangeable-lens digital cameras has been delayed. As a result, net sales for the first nine months decreased by 3.2% compared with the same period of the previous year to ¥817.9 billion. Operating profit on the other hand, realizing a turnaround, totaled ¥3.2 billion for the first nine months owing to efforts to curtail spending.

Asia and Oceania

While there have been some signs of demand recovery for interchangeable-lens digital cameras in China, a turnaround in demand for digital compact cameras and inkjet printers has been delayed. As a consequence, net sales decreased by 5.9% to ¥1,161.8 billion for the first nine months. Operating profit for the first nine months, however, increased by 4.4% to ¥56.0 billion thanks to increasing the ratio of highly profitable high-added-value products.

(3)	Operating Results (continued)

Cash Flows

During the first nine months of 2014, cash flow from operating activities totaled ¥398.6 billion, an increase of ¥55.2 billion compared with the previous year owing to the increase in profit as well as an improvement in working capital. Although capital investment was focused on new products, cash flow from investing activities increased ¥23.8 billion year on year to ¥231.4 billion as a result of an outlay for the acquisition of Milestone Systems aimed at enhancing the network camera business and several other companies. Accordingly, free cash flow totaled ¥167.2 billion, an increase of ¥31.4 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥250.7 billion, mainly arising from the dividend payout and the repurchasing of treasury stock.

Owing to these factors, as well as the impact of foreign currency translation adjustments, cash and cash equivalents decreased by ¥81.6 billion to ¥707.3 billion from the end of the previous year.

Management Issues to be Addressed

No material changes or issues with respect to business operations and finances have occurred during the nine months ended September 30, 2014.

Research and Development Expenditures

Canon’s research and development expenditures for the nine months ended September 30, 2014 totaled ¥226.8 billion.

Property, Plant and Equipment

(1)    Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the first nine months of 2014.

(2)    Prospect of Capital Investment in the First Nine Months of Fiscal 2014

There were no significant new constructions of property, plant and equipment that were in progress as of December 31, 2013 and completed during the first nine months of 2014.

There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the first nine months of 2014. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the first nine months of 2014.

III. Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of September 30, 2014

Total number of issued shares	1,333,763,464

Stock Acquisition Rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Rights Plan

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of September 30, 2014
Issued Shares (Number of shares)	-	1,333,763,464
Common Stock (millions of yen)	-	174,762
Additional Paid-in Capital (millions of yen)	-	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

	As of September 30, 2014

Classification	Number of shares (shares)	Number of voting rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 227,841,800	-

Shares with full voting rights (Others)	1,104,277,200	11,042,772

Fractional unit shares (Note)	1,644,464	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	11,042,772

Note:

In “Fractional unit shares” under “Number of shares,” 88 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued
Canon Inc.	227,841,800	17.08%

Total	227,841,800	17.08%

(2)	Directors and Executive Officers

There were no changes in members of directors between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2013 and the end of this quarter.

Change in functions of director is below:

Yoroku Adachi	(Senior Managing Director: Chairman & CEO of Canon U.S.A., Inc.)

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2013 and the end of this quarter.

Changes in functions of executive officers are below:

Yuichi Ishizuka	(Senior Executive Officer: President & COO of Canon U.S.A., Inc.)

Masaaki Nakamura	(Executive Officer: Deputy Group Executive of Human Resources)

Nobuyuki Tainaka	(Executive Officer: Senior General Manager of Corporate Legal Center)

Yoichi Iwabuchi	(Executive Officer: Group Executive of Digital Platform Technology Development Group)

IV. Financial Statements (Unaudited)

(1)    Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	September 30, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents (Note 15)	707,326	788,909
Short-term investments (Note 2)	84,483	47,914
Trade receivables, net (Note 3)	531,571	608,741
Inventories (Note 4)	568,800	553,773
Prepaid expenses and other current assets (Notes 11 and 15)	300,505	286,605

Total current assets	2,192,685	2,285,942

Noncurrent receivables (Note 12)	30,071	19,276
Investments (Note 2)	61,608	70,358
Property, plant and equipment, net (Note 5)	1,247,839	1,278,730
Intangible assets, net	144,015	145,075
Other assets (Note 15)	496,500	443,329

Total assets	4,172,718	4,242,710

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	September 30, 2014	December 31, 2013
Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt	1,333	1,299
Trade payables (Note 6)	306,060	307,157
Accrued income taxes	42,399	53,196
Accrued expenses (Note 12)	316,061	315,536
Other current liabilities (Note 11)	156,613	171,119

Total current liabilities	822,466	848,307

Long-term debt, excluding current installments	1,365	1,448
Accrued pension and severance cost	206,352	229,664
Other noncurrent liabilities	94,832	96,514

Total liabilities	1,125,015	1,175,933

Commitments and contingent liabilities (Note 12)

Equity:
Canon Inc. stockholders’ equity (Note 8):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	401,631	402,029
Legal reserve	64,095	63,091
Retained earnings	3,252,817	3,212,692
Accumulated other comprehensive income (loss) (Note 9)	(42,927)	(80,646)
Treasury stock, at cost	(961,658)	(861,666)
(Number of shares)	(227,841,888)	(196,764,060)

Total Canon Inc. stockholders’ equity	2,888,720	2,910,262
Noncontrolling interests (Note 8)	158,983	156,515

Total equity (Note 8)	3,047,703	3,066,777

Total liabilities and equity	4,172,718	4,242,710

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Nine months ended September 30, 2014	Nine months ended September 30, 2013

Net sales	2,667,316	2,696,682

Cost of sales	1,320,858	1,386,279

Gross profit	1,346,458	1,310,403

Operating expenses:
Selling, general and administrative expenses (Note 15)	854,606	838,107
Research and development expenses	226,832	228,559

	1,081,438	1,066,666

Operating profit	265,020	243,737

Other income (deductions):
Interest and dividend income	5,749	4,239
Interest expense	(360)	(357)
Other, net (Notes 11, 14 and 15)	5,921	(440)

	11,310	3,442

Income before income taxes	276,330	247,179

Income taxes	83,406	75,985

Consolidated net income	192,924	171,194

Less: Net income attributable to noncontrolling interests	6,217	4,963

Net income attributable to Canon Inc.	186,707	166,231

	Yen	Yen
Net income attributable to Canon Inc. stockholders per share (Note 10):
Basic	167.10	144.40
Diluted	167.10	144.39
Cash dividends per share	65.00	65.00

Consolidated Statements of Comprehensive Income

	Millions of yen
	Nine months ended September 30, 2014	Nine months ended September 30, 2013

Consolidated net income	192,924	171,194
Other comprehensive income, net of tax (Note 9):
Foreign currency translation adjustments	23,261	142,279
Net unrealized gains and losses on securities	645	3,912
Net gains and losses on derivative instruments	1,374	4,440
Pension liability adjustments	12,780	2,819

	38,060	153,450

Comprehensive income (Note 8)	230,984	324,644
Less: Comprehensive income attributable to noncontrolling interests	6,539	6,796

Comprehensive income attributable to Canon Inc.	224,445	317,848

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2013

Net sales	872,208	913,149

Cost of sales	440,742	466,017

Gross profit	431,466	447,132

Operating expenses:
Selling, general and administrative expenses (Note 15)	284,507	279,124
Research and development expenses	75,127	77,398

	359,634	356,522

Operating profit	71,832	90,610

Other income (deductions):
Interest and dividend income	1,832	1,498
Interest expense	(126)	(106)
Other, net (Notes 11, 14 and 15)	6,626	(3,946)

	8,332	(2,554)

Income before income taxes	80,164	88,056

Income taxes	20,226	27,215

Consolidated net income	59,938	60,841

Less: Net income attributable to noncontrolling interests	1,689	2,019

Net income attributable to Canon Inc.	58,249	58,822

	Yen	Yen
Net income attributable to Canon Inc. stockholders per share (Note 10):
Basic	52.67	51.20
Diluted	52.67	51.20

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2013

Consolidated net income	59,938	60,841
Other comprehensive income (loss), net of tax (Note 9):
Foreign currency translation adjustments	76,251	5,145
Net unrealized gains and losses on securities	2,033	1,757
Net gains and losses on derivative instruments	(1,643)	833
Pension liability adjustments	(581)	2,900

	76,060	10,635

Comprehensive income	135,998	71,476
Less: Comprehensive income attributable to noncontrolling interests	2,297	2,399

Comprehensive income attributable to Canon Inc.	133,701	69,077

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Cash flows from operating activities:
Consolidated net income	192,924	171,194
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	190,089	201,052
Loss on disposal of fixed assets	7,936	7,409
Deferred income taxes	(2,802)	(1,998)
Decrease in trade receivables	76,748	100,044
Increase in inventories	(14,179)	(4,746)
Increase (decrease) in trade payables	3,196	(59,605)
Decrease in accrued income taxes	(10,722)	(22,683)
Decrease in accrued expenses	(120)	(13,799)
Decrease in accrued (prepaid) pension and severance cost	(6,618)	(11,254)
Other, net	(37,902)	(22,288)

Net cash provided by operating activities	398,550	343,326

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(160,629)	(180,932)
Proceeds from sale of fixed assets (Note 5)	3,096	1,378
Purchases of available-for-sale securities	(266)	(3,198)
Proceeds from sale and maturity of available-for-sale securities	2,572	3,220
Increase in time deposits, net	(33,542)	(22,888)
Acquisitions of subsidiaries, net of cash acquired	(53,285)	(4,914)
Purchases of other investments	-	(244)
Other, net	10,664	(31)

Net cash used in investing activities	(231,390)	(207,609)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	848	1,248
Repayments of long-term debt	(1,430)	(1,989)
Increase (decrease) in short-term loans, net	(50)	176
Dividends paid	(145,790)	(155,627)
Repurchases of treasury stock, net	(100,000)	(49,992)
Other, net	(4,279)	(5,883)

Net cash used in financing activities	(250,701)	(212,067)

Effect of exchange rate changes on cash and cash equivalents	1,958	50,193

Net change in cash and cash equivalents	(81,583)	(26,157)

Cash and cash equivalents at beginning of period	788,909	666,678

Cash and cash equivalents at end of period	707,326	640,521

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	341	387
Income taxes	102,192	107,271

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)     Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method basis as of September 30, 2014 and December 31, 2013 are summarized as follows:

	September 30, 2014	December 31, 2013
Consolidated subsidiaries	261	257
Affiliated companies	9	11

Total	270	268

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

(c)	Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard related to revenue from contracts with customers. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard is effective for annual reporting periods beginning after December 15, 2016 and is required to be adopted by Canon from the first quarter beginning January 1, 2017. Early adoption is not permitted. This standard may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. Canon has not selected a transition method and is currently evaluating the effect that the adoption of this standard will have on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)    Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in investments by major security type at September 30, 2014 and December 31, 2013 were as follows:

	Millions of yen
	September 30, 2014
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Noncurrent:
Government bonds	323	-	29	294
Corporate bonds	496	111	27	580
Fund trusts	87	-	-	87
Equity securities	21,003	17,196	43	38,156

	21,909	17,307	99	39,117

	Millions of yen
	December 31, 2013
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Noncurrent:
Government bonds	338	-	31	307
Corporate bonds	491	16	26	481
Fund trusts	68	-	-	68
Equity securities	18,112	16,450	26	34,536

	19,009	16,466	83	35,392

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2) Investments	(continued)

Maturities of available-for-sale debt securities included in investments in the accompanying consolidated balance sheets were as follows at September 30, 2014:

	Millions of yen
	Cost	Fair value
Due after one year through five years	10	10
Due after five years	809	864

	819	874

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized gains were ¥2,350 million and ¥1,635 million for the nine months ended September 30, 2014 and 2013, respectively. The gross realized losses, including write-downs for impairments that were other than temporary, were ¥14 million and ¥2 million for the nine months ended September 30, 2014 and 2013, respectively. The gross realized gains were ¥22 million and ¥49 million for the three months ended September 30, 2014 and 2013, respectively. The gross realized losses, including write-downs for impairments that were other than temporary, were nil for the three months ended September 30, 2014 and 2013, respectively.

At September 30, 2014, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than twelve months.

Time deposits with original maturities of more than three months are ¥84,483 million and ¥47,914 million at September 30, 2014 and December 31, 2013, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥1,319 million and ¥14,794 million at September 30, 2014 and December 31, 2013, respectively. These investments were not evaluated for impairment at September 30, 2014 and December 31, 2013, respectively, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	September 30, 2014	December 31, 2013

Notes	14,727	15,461
Accounts	528,884	606,010
Less allowance for doubtful receivables	(12,040)	(12,730)

	531,571	608,741

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	September 30, 2014	December 31, 2013

Finished goods	393,809	406,443
Work in process	154,997	128,120
Raw materials	19,994	19,210

	568,800	553,773

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	September 30, 2014	December 31, 2013

Land	283,282	282,484
Buildings	1,572,382	1,570,024
Machinery and equipment	1,777,404	1,736,107
Construction in progress	76,603	73,645

	3,709,671	3,662,260
Less accumulated depreciation	(2,461,832)	(2,383,530)

	1,247,839	1,278,730

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

(6)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	September 30, 2014	December 31, 2013

Notes	7,818	8,005
Accounts	298,242	299,152

	306,060	307,157

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(7)	Acquisitions

During the nine months ended September 30, 2014, Canon acquired several companies for a total cash consideration of ¥64,122 million. The fair value of the assets acquired and liabilities assumed was based on a preliminary valuation and Canon’s estimates and assumptions are subject to change within the measurement periods. The results of operations of the acquired companies were included in Canon’s consolidated financial statements from the respective acquisition dates and were not material. Pro forma results of operations have not been disclosed because the effects of these acquisitions were not material, individually and in the aggregate.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. stockholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the nine months ended September 30, 2014 and 2013 are as follows:

	Millions of yen
	Canon Inc. stockholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2013	2,910,262	156,515	3,066,777

Dividends to Canon Inc. stockholders	(145,790)	-	(145,790)
Dividends to noncontrolling interests	-	(2,949)	(2,949)
Equity transactions with noncontrolling interests and other	(197)	(1,122)	(1,319)

Comprehensive income:
Net income	186,707	6,217	192,924
Other comprehensive income, net of tax
Foreign currency translation adjustments	23,009	252	23,261
Net unrealized gains and losses on securities	582	63	645
Net gains and losses on derivative instruments	1,371	3	1,374
Pension liability adjustments	12,776	4	12,780
Total comprehensive income	224,445	6,539	230,984
Repurchase of treasury stock, net	(100,000)	-	(100,000)

Balance at September 30, 2014	2,888,720	158,983	3,047,703

Balance at December 31, 2012	2,598,026	156,276	2,754,302

Dividends to Canon Inc. stockholders	(155,627)	-	(155,627)
Dividends to noncontrolling interests	-	(3,267)	(3,267)
Equity transactions with noncontrolling interests and other	(813)	(671)	(1,484)

Comprehensive income:
Net income	166,231	4,963	171,194
Other comprehensive income, net of tax
Foreign currency translation adjustments	141,278	1,001	142,279
Net unrealized gains and losses on securities	3,268	644	3,912
Net gains and losses on derivative instruments	4,440	-	4,440
Pension liability adjustments	2,631	188	2,819
Total comprehensive income	317,848	6,796	324,644
Repurchase of treasury stock, net	(49,992)	-	(49,992)

Balance at September 30, 2013	2,709,442	159,134	2,868,576

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)    Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the nine months ended September 30, 2014 and 2013 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2013	1,734	10,242	(2,408)	(90,214)	(80,646)
Equity transactions with noncontrolling interests and other	9	3	-	(31)	(19)
Other comprehensive income before reclassifications	23,009	2,102	388	1,043	26,542
Amounts reclassified from accumulated other comprehensive income (loss)	-	(1,520)	983	11,733	11,196

Net change during the period	23,018	585	1,371	12,745	37,719

Balance at September 30, 2014	24,752	10,827	(1,037)	(77,469)	(42,927)

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2012	(247,734)	4,146	(4,462)	(119,199)	(367,249)
Equity transactions with noncontrolling interests and other	(168)	-	(2)	(116)	(286)
Other comprehensive income (loss) before reclassifications	141,278	4,350	(4,837)	1,982	142,773
Amounts reclassified from accumulated other comprehensive income (loss)	-	(1,082)	9,277	649	8,844

Net change during the period	141,110	3,268	4,438	2,515	151,331

Balance at September 30, 2013	(106,624)	7,414	(24)	(116,684)	(215,918)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)    Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the nine months ended September 30, 2014 and 2013 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1
	Nine months ended September 30, 2014	Nine months ended September 30, 2013	Affected line items in consolidated statements of income

Unrealized gains and losses on securities	(2,336)	(1,633)	Other, net
	818	360	Income taxes

	(1,518)	(1,273)	Consolidated net income
	(2)	191	Net income attributable to noncontrolling interests

	(1,520)	(1,082)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	1,705	14,831	Other, net
	(722)	(5,554)	Income taxes

	983	9,277	Consolidated net income
	-	-	Net income attributable to noncontrolling interests

	983	9,277	Net income attributable to Canon Inc.

Pension liability adjustments	11,732	1,124	*2
	2	(282)	Income taxes

	11,734	842	Consolidated net income
	(1)	(193)	Net income attributable to noncontrolling interests

	11,733	649	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	11,196	8,844

*1	Amounts in parentheses indicate gains in consolidated statements of income.

*2	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)    Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended September 30, 2014 and 2013 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1
	Three months ended September 30, 2014	Three months ended September 30, 2013	Affected line items in consolidated statements of income

Unrealized gains and losses on securities	(22)	(49)	Other, net
	8	16	Income taxes

	(14)	(33)	Consolidated net income
	1	6	Net income attributable to noncontrolling interests

	(13)	(27)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	(680)	1,823	Other, net
	233	(675)	Income taxes

	(447)	1,148	Consolidated net income
	-	-	Net income attributable to noncontrolling interests

	(447)	1,148	Net income attributable to Canon Inc.

Pension liability adjustments	(639)	397	*2
	284	(96)	Income taxes

	(355)	301	Consolidated net income
	3	(63)	Net income attributable to noncontrolling interests

	(352)	238	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	(812)	1,359

*1	Amounts in parentheses indicate gains in consolidated statements of income.

*2	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)    Net Income Attributable to Canon Inc. Stockholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations for the nine months ended September 30, 2014 and 2013 is as follows:

	Millions of yen
	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Net income attributable to Canon Inc.	186,707	166,231

	Number of shares
	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Average common shares outstanding	1,117,309,402	1,151,213,478
Effect of dilutive securities:
Stock options	5,858	11,287

Diluted common shares outstanding	1,117,315,260	1,151,224,765

	Yen
	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Net income attributable to Canon Inc. stockholders per share:
Basic	167.10	144.40
Diluted	167.10	144.39

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations for the three months ended September 30, 2014 and 2013 is as follows:

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2013
Net income attributable to Canon Inc.	58,249	58,822

	Number of shares
	Three months ended September 30, 2014	Three months ended September 30, 2013
Average common shares outstanding	1,105,920,661	1,148,847,212
Effect of dilutive securities:
Stock options	17,573	-

Diluted common shares outstanding	1,105,938,234	1,148,847,212

	Yen
	Three months ended September 30, 2014	Three months ended September 30, 2013
Net income attributable to Canon Inc. stockholders per share:
Basic	52.67	51.20
Diluted	52.67	51.20

The computation of diluted net income attributable to Canon Inc. stockholders per share for the nine and three months ended September 30, 2014 and 2013 excludes certain outstanding stock options because the effect would be anti-dilutive.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)    Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of September 30, 2014 are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)    Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at September 30, 2014 and December 31, 2013 are set forth below:

	Millions of yen
	September 30, 2014	December 31, 2013

To sell foreign currencies	320,648	374,699
To buy foreign currencies	27,381	44,726

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at September 30, 2014 and December 31, 2013.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		September 30, 2014	December 31, 2013
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	33	44

Liabilities:
Foreign exchange contracts	Other current liabilities	1,498	2,267

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		September 30, 2014	December 31, 2013
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	167	210

Liabilities:
Foreign exchange contracts	Other current liabilities	7,359	12,678

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the nine and three months ended September 30, 2014 and 2013.

Derivatives in cash flow hedging relationships

	Millions of yen
Nine months ended September 30, 2014	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	2,304	Other, net	(1,705)	Other, net	(101)

	Millions of yen
Nine months ended September 30, 2013	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	7,098	Other, net	(14,831)	Other, net	(72)

	Millions of yen
Three months ended September 30, 2014	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(2,556)	Other, net	680	Other, net	(31)

	Millions of yen
Three months ended September 30, 2013	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	1,291	Other, net	(1,823)	Other, net	(26)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Nine months ended September 30, 2014	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(478)

	Millions of yen
Nine months ended September 30, 2013	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(37,860)

	Millions of yen
Three months ended September 30, 2014	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	10,068

	Millions of yen
Three months ended September 30, 2013	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(1,339)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Commitments and Contingent Liabilities

Commitments

As of September 30, 2014, commitments outstanding for the purchase of property, plant and equipment approximated ¥42,090 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥71,690 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,517 million and ¥13,448 million at September 30, 2014 and December 31, 2013, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥23,095 million (within one year) and ¥58,324 million (after one year), at September 30, 2014.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 5 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥10,084 million at September 30, 2014. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at September 30, 2014 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the nine months ended September 30, 2014 and 2013 is summarized as follows:

Nine months ended September 30, 2014
Millions of yen
Balance at December 31, 2013	10,890
Addition	11,399
Utilization	(9,232)
Other	(2,265)

Balance at September 30, 2014	10,792

Nine months ended September 30, 2013
Millions of yen
Balance at December 31, 2012	12,163
Addition	9,863
Utilization	(10,045)
Other	(1,840)

Balance at September 30, 2013	10,141

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at September 30, 2014 and December 31, 2013 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 2.

	Millions of yen
	September 30, 2014		December 31, 2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(2,359)	(2,360)	(2,693)	(2,693)
Foreign exchange contracts:
Assets	200	200	254	254
Liabilities	(8,857)	(8,857)	(14,945)	(14,945)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 14.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured based on the market price obtained from financial institutions.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At September 30, 2014 and December 31, 2013, one customer accounted for approximately 18% and 15% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1	-	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2	-

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	-

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at September 30, 2014 and December 31, 2013.

	Millions of yen
	September 30, 2014
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	133,605	-	133,605
Available-for-sale (noncurrent):
Government bonds	294	-	-	294
Corporate bonds	-	147	433	580
Fund trusts	12	75	-	87
Equity securities	38,156	-	-	38,156
Derivatives	-	200	-	200

Total assets	38,462	134,027	433	172,922

Liabilities:
Derivatives	-	8,857	-	8,857

Total liabilities	-	8,857	-	8,857

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	183,078	-	183,078
Available-for-sale (noncurrent):
Government bonds	307	-	-	307
Corporate bonds	-	141	340	481
Fund trusts	11	57	-	68
Equity securities	34,536	-	-	34,536
Derivatives	-	254	-	254

Total assets	34,854	183,530	340	218,724

Liabilities:
Derivatives	-	14,945	-	14,945

Total liabilities	-	14,945	-	14,945

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active. Level 3 investments are mainly comprised of corporate bonds, which are valued based on cost approach, using unobservable inputs as the market for the assets was not active at the measurement date.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the nine months ended September 30, 2014 and 2013.

Nine months ended September 30, 2014

Millions of yen

Balance at December 31, 2013	340
Total gains or losses (realized or unrealized):

Included in earnings	-

Included in other comprehensive income (loss)	(19)
Purchases, issuances and settlements	112

Balance at September 30, 2014	433

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)     Fair Value Measurements (continued)

Nine months ended September 30, 2013

Millions of yen
Balance at December 31, 2012	444

Total gains or losses (realized or unrealized):

Included in earnings	1

Included in other comprehensive income (loss)	21

Purchases, issuances and settlements	(135)

Balance at September 30, 2013	331

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the three months ended September 30, 2014 and 2013.

Three months ended September 30, 2014

Millions of yen
Balance at June 30, 2014	391

Total gains or losses (realized or unrealized):

Included in earnings	-

Included in other comprehensive income (loss)	15

Purchases, issuances and settlements	27

Balance at September 30, 2014	433

Three months ended September 30, 2013

Millions of yen

Balance at June 30, 2013	303

Total gains or losses (realized or unrealized):

Included in earnings	-

Included in other comprehensive income (loss)	17

Purchases, issuances and settlements	11

Balance at September 30, 2013	331

Gains and losses included in earnings are mainly related to corporate bonds still held at September 30, 2014 and 2013, and are reported in “Other, net” in the consolidated statements of income.

Assets and liabilities measured at fair value on a nonrecurring basis

During the nine and three months ended September 30, 2014 and 2013, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net losses of ¥1,971 million and ¥6,083 million for the nine months ended September 30, 2014 and 2013, respectively, and were a net gain of ¥5,684 million and a net loss of 3,939 million, for the three months ended September 30, 2014, and 2013, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥51,884 million and ¥56,629 million for the nine months ended September 30, 2014 and 2013, respectively, and were ¥19,050 million and ¥19,015 million for the three months ended September 30, 2014 and 2013, respectively.

Shipping and handling costs totaled ¥35,307 million and ¥34,509 million for the nine months ended September 30, 2014 and 2013, respectively, and ¥11,816 million and ¥11,710 million for the three months ended September 30, 2014 and 2013, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥133,605 million and ¥183,078 million at September 30, 2014 and December 31, 2013, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Supplemental Information (continued)

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the sales of Canon’s and complementary third-party products primarily in foreign countries. These receivables typically have terms ranging from 1 year to 6 years. Finance receivables are ¥259,494 million and ¥232,482 million at September 30, 2014 and 2013, respectively. Finance receivables which are individually evaluated for impairment at September 30, 2014 and 2013 are not significant.

The activity in the allowance for credit losses is as follows:

Nine months ended September 30, 2014

Millions of yen

Balance at December 31, 2013	7,323

Charge-offs	(850)

Provision	102

Other	(708)

Balance at September 30, 2014	5,867

Nine months ended September 30, 2013

Millions of yen

Balance at December 31, 2012	6,908

Charge-offs	(970)

Provision	664

Other	384

Balance at September 30, 2013	6,986

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due at September 30, 2014 and December 31, 2013 are not significant.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Segment Information

Canon operates its business in three segments: the Office Business Unit, the Imaging System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit:

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) /

Laser printers / Digital production printing systems /

High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit:

Interchangeable lens digital cameras / Digital compact cameras /

Digital camcorders / Digital cinema cameras / Interchangeable lenses /

Inkjet printers / Large-format inkjet printers / Commercial photo printers /

Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Industry and Others Business Unit:

Semiconductor lithography equipment /

FPD (Flat panel display) lithography equipment /

Digital radiography systems / Ophthalmic equipment /

Vacuum thin-film deposition equipment/

Organic LED (OLED) panel manufacturing equipment/ Die bonders /

Micromotors / Network cameras /Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Segment Information (continued)

Information about operating results for each segment for the nine months ended September 30, 2014 and 2013 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2014:
Net sales:
External customers	1,511,439	940,543	215,334	–	2,667,316
Intersegment	2,480	486	66,736	(69,702)	–

Total	1,513,919	941,029	282,070	(69,702)	2,667,316
Operating cost and expenses	1,295,451	804,695	297,130	5,020	2,402,296

Operating profit	218,468	136,334	(15,060)	(74,722)	265,020

2013:
Net sales:
External customers	1,472,615	1,032,183	191,884	–	2,696,682
Intersegment	5,488	574	64,205	(70,267)	–

Total	1,478,103	1,032,757	256,089	(70,267)	2,696,682
Operating cost and expenses	1,274,746	891,059	277,593	9,547	2,452,945

Operating profit	203,357	141,698	(21,504)	(79,814)	243,737

Information about operating results for each segment for the three months ended September 30, 2014 and 2013 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2014:
Net sales:
External customers	481,621	315,658	74,929	–	872,208
Intersegment	629	175	22,054	(22,858)	–

Total	482,250	315,833	96,983	(22,858)	872,208
Operating cost and expenses	424,358	272,487	101,935	1,596	800,376

Operating profit	57,892	43,346	(4,952)	(24,454)	71,832

2013:
Net sales:
External customers	493,030	348,423	71,696	–	913,149
Intersegment	835	214	23,378	(24,427)	–

Total	493,865	348,637	95,074	(24,427)	913,149
Operating cost and expenses	426,771	291,698	103,212	858	822,539

Operating profit	67,094	56,939	(8,138)	(25,285)	90,610

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Segment Information (continued)

Information by major geographic area for the nine months ended September 30, 2014 and 2013 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2014:

Net sales:	516,563	726,645	778,109	645,999	2,667,316

2013:
Net sales:	503,340	771,761	805,262	616,319	2,696,682
Information by major geographic area for the three months ended September 30, 2014 and 2013 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2014:

Net sales:	160,296	244,944	243,850	223,118	872,208

2013:

Net sales:	167,968	257,677	262,953	224,551	913,149

Net sales are attributed to areas based on the location where the product is shipped to the customers.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Segment Information (continued)

The following information is based on the location of the Company and its subsidiaries. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information in order to provide financial statements users with useful information.

Information by the location of the Company and its subsidiaries for the nine months ended September 30, 2014 and 2013.

	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2014:

Net sales:
External customers	604,488	725,261	777,023	560,544	–	2,667,316
Intersegment	1,279,697	5,197	40,902	601,283	(1,927,079)	–

Total	1,884,185	730,458	817,925	1,161,827	(1,927,079)	2,667,316

Operating cost and expenses	1,631,827	715,006	814,744	1,105,807	(1,865,088)	2,402,296

Operating profit	252,358	15,452	3,181	56,020	(61,991)	265,020

2013:

Net sales:
External customers	551,259	768,520	805,219	571,684	–	2,696,682
Intersegment	1,397,770	8,583	39,850	662,584	(2,108,787)	–

Total	1,949,029	777,103	845,069	1,234,268	(2,108,787)	2,696,682

Operating cost and expenses	1,711,999	756,561	849,862	1,180,587	(2,046,064)	2,452,945

Operating profit	237,030	20,542	(4,793)	53,681	(62,723)	243,737

Information by the location of the Company and its subsidiaries for the three months ended September 30, 2014 and 2013.
	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2014:

Net sales:
External customers	183,294	244,427	243,446	201,041	–	872,208
Intersegment	442,120	2,696	14,909	213,361	(673,086)	–

Total	625,414	247,123	258,355	414,402	(673,086)	872,208

Operating cost and expenses	561,124	240,467	260,574	391,324	(653,113)	800,376

Operating profit	64,290	6,656	(2,219)	23,078	(19,973)	71,832

2013:

Net sales:
External customers	192,300	257,536	262,358	200,955	–	913,149
Intersegment	498,894	1,938	13,749	244,411	(758,992)	–

Total	691,194	259,474	276,107	445,366	(758,992)	913,149

Operating cost and expenses	614,605	250,210	273,939	421,239	(737,454)	822,539

Operating profit	76,589	9,264	2,168	24,127	(21,538)	90,610

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Subsequent Event

On October 30, 2014, the Board of Directors of the Company approved a plan to repurchase its own shares under Article 156, as applied pursuant to paragraph 3, Article 165, of the Corporation Law of Japan, as follows.

1. Reason for repurchase:	The Company decided to acquire its own shares with the aim of improving capital efficiency and ensuring a flexible capital strategy that provides for such future transactions as share exchanges.

2. Method of repurchase:	Market trade

3. Total number of shares to be repurchased:	Up to 17.0 million shares of the Company’s common stock

4. Total cost of repurchase:	Up to ¥50.0 billion

5. Period of repurchase:	From October 31, 2014 to December 16, 2014.

(2)	Other Information

None.